Exhibit 99.1

Press Release 11 January 2017 07:00 pm CET

Celyad Announces Registration of the First

Pancreatic Cancer Patient in its CAR-T NKR-2THINK

Trial in Belgium

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered cell-based therapies, today announced the activation of a second clinical site in Belgium for the THINK trial, with the registration of a pancreatic cancer patient at Cliniques Universitaires Saint-Luc (UCL).

“Celyad is now conducting one of the largest clinical trials in the CAR-T space, with a highly disruptive technology. Thanks to the support of our clinical partners and team, Celyad is registering patients across the seven indications of the THINK trial and is activating the different sites of the study at a good pace,” said Christian Homsy, CEO of Celyad. “The THINK trial is a world first, evaluating CAR-T NKR-2 cells in both hematological and solid tumors. Based on our outstanding of the preclinical data, our confidence in this technology is very high.”

“Celyad’s ongoing preclinical work has generated impressive results in models of pancreatic cancer, a particularly devastating form of the disease with a mortality rate that has remained largely unchanged in recent decades. The registration of a first metastatic pancreatic cancer patient reaffirms our commitment to continued product development for patients”, remarked Dr. Frédéric Lehmann, VP Clinical Operations and Medical Affairs at Celyad.

Prof. Ahmad Awada, Head of Medical Oncology at Institut Bordet said: “Immunotherapy is a new approach that offers another alternative to patients who are refractory to more traditional treatment options such as chemotherapy or hormonotherapy. The CAR-T NKR-2 cells therapy is very original since it uses the patient’s own immune system to fight cancer cells. We are optimistic about this approach and are now looking forward to seeing how patients will respond to the treatment.”

Prof. Jean-Pascal Machiels, Head of Medical Oncology at Cliniques Universitaires St- Luc (UCL) added: “Preclinical results as well as first Phase I safety data are very encouraging. We do believe that the THINK study, which is the first to use multiple dosing in patients suffering from very aggressive solid or hematologic metastatic tumors, potentially opens a new avenue for cancer treatment.”

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Press Release 11 January 2017 07:00 pm CET

About the THINK trial

THINK (THerapeutic Immunotherapy with NKR-2) is a multinational (EU/US) open-label Phase Ib study to assess the safety and clinical activity of multiple administrations of autologous CAR-T NKR-2 cells in seven refractory cancers, including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological tumors (acute myeloid leukemia and multiple myeloma).

The trial will test three dose levels adjusted to body weight: up to 3x108, 1x109 and 3x109 CAR-T NKR-2 cells. At each dose, the patients will receive three successive administrations, two weeks apart, of CAR-T NKR-2 cells. The dose escalation part of the study will enroll up to 24 patients while the extension phase would enroll 86 additional patients.

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized cell-based therapies. The Company utilizes its expertise in cell engineering to target severe diseases with significant unmet need, including cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and liquid tumors. Its lead oncology candidate, the CAR-T NKR-2, has been evaluated in a single dose escalation Phase I clinical trial to assess the safety and feasibility of CAR-T NKR-2 cells in patients suffering from AML or MM. This Phase I study was successfully completed in September 2016. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD. For more information about Celyad, please visit: www.celyad.com

About Celyad’s NKR-T Cell Platform

Celyad is developing a unique CAR-T cell platform, using Natural Killer Receptor (NKR) transduced on to T lymphocytes. The platform targets a wide range of solid and hematological tumors. Unlike traditional CAR-T cell therapy, which target only one tumor antigen, Natural Killer (NK) cell receptors enable a single receptor to recognize multiple tumor antigens.

Celyad’s lead candidate, CAR-T NKR-2, is a CAR-T-Cell engineered to express the human NK receptor, NKG2D, which is an activating receptor that triggers cell killing through the binding of NKG2D to any of eight naturally occurring ligands that are known to be overexpressed on more than 80% of tumors.

Preclinical results indicate that CAR- T NKR-2 has multiple mechanisms of actions and goes beyond direct killing by signifying that its encoded T-Cells attack the tumor cells, inhibits the mechanisms that enable tumors to evade the immune system, activates and recruits anti-tumor immune cells and disrupts the blood supply to the tumor. These mechanisms promote the induction of adaptive immunity, meaning the body develops a long-term cell immune memory against specific tumor antigens of the targeted tumor.

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Press Release 11 January 2017 07:00 pm CET

In contrast to traditional CAR-T therapeutic approaches, and based on strong preclinical evidence, Celyad’s current NKR-2 program does not employ patient lymphodepleting pre-conditioning, thereby avoiding the toxicities associated with chemotherapy and allowing the immune system to remain intact.

Celyad is developing both autologous and allogeneic CAR-T NKR-2 administrations. For autologous CAR-T NKR-2, Celyad collects the patient’s own T-Cells and engineers them to express NKG2D in order to target cancer cells effectively. Celyad’s allogeneic platform engineers the T-Cells of healthy donors, that also express TCR Inhibitory Molecules (TIMs), to avoid having the engineered donor cells be rejected by the patient’s normal tissues (also called Graft vs. Host Disease).

The preclinical research underlying this technology was originally conducted at Dartmouth College by Dr. Charles Sentman and has been published extensively in peer-reviewed publications.

For more information, please contact:

For Europe: Consilium Strategic Communications

Chris Gardner and Chris Welsh - T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer and Sabine Leclercq - T.: +32 (0)2 290 90 90 – celyad@comfi.be

For the U.S.: Stern Investor Relations

Will O’Connor and Michael Schaffzin – T.: +1 212.362.1200 – celyad@sternir.com

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Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of CAR-T NKR-2 cell therapy and C-Cure, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for CAR-T NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses; and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives.

A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F filed with the SEC on April 8, 2016 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-

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Press Release 11 January 2017 07:00 pm CET

looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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